UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

KLX Energy Services Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-38609	36-4904146
(State or other	(Commission File Number)	(I.R.S. Employer
jurisdiction of incorporation)		Identification No.)

1300 Corporate Center Way, Wellington, Florida	33414-2105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 383-5100

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure.

KLX Energy Services Holdings, Inc. (the “Company”) has determined that certain “conflict minerals,” as defined in paragraph (d)(3) of Item 1.01 of Form SD, are necessary to the functionality or production of certain products offered for sale that are manufactured by the Company or contracted by the Company to be manufactured.  As such, the Company conducted a reasonable country of origin inquiry in good faith that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an “adjoining country” and, together with the Democratic Republic of the Congo, the “Covered Countries”).

Based on its reasonable country of origin inquiry, the Company has determined that it has no reason to believe that its necessary conflict minerals may have originated in the Covered Countries.

To arrive at this determination, the Company identified the very limited number of products that are “manufactured” or “contracted to be manufactured” by the Company that are offered for sale as well as which of those products may contain “conflict minerals,” each as defined pursuant to Form SD.  Each supplier of these products was contacted and of those that provided a response (which was a majority of those surveyed), they confirmed that they had no reason to believe any conflict minerals contained in the products supplied were sourced from any Covered Country based upon the suppliers’ reasonable inquiry.  Furthermore, based on the limited number of suppliers utilized by the Company, with respect to the products, the Company reasonably believes that the suppliers that did not respond to the survey source their conflict minerals from similar suppliers as those that responded.  The determination and information described herein is available on the Company’s website at http://www.KLXEnergy.com/ under “Investor Relations — Reports & SEC Filings.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KLX ENERGY SERVICES HOLDINGS, INC.

By:	/s/ THOMAS P. MCCAFFREY
	Name:	Thomas P. McCaffrey
	Title:	Senior Vice President and Chief Financial Officer

Date:  May 30, 2019